July 11, 2007

Via Edgar and Federal Express

Stephen Krikorian

Accounting Branch Chief

Securities and Exchange Commission (Mail Stop 4561)

100 F Street, N.E.

Washington, D.C. 20549

Re:	Creative Technology Ltd (the “Company”)

Form 20-F for the fiscal year ended June 30, 2006, filed October 27, 2006

File No. 000-20281

Dear Mr. Krikorian,

Please find as set forth below, the Company’s responses to the Staff’s comment letter dated June 20, 2007. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response.

Form 20-F for the Fiscal Year Ended June 30, 2006

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Inventory, page F-7

1.	Your response to prior comment number 1 states that you do not believe that you are required to disclose the nature or amount of your inventory write-downs that are necessary for you to properly value your inventory at the lower of cost or market. We believe that the disclosures of the amount of the inventory write-downs are required. Please address the following:

•

Since the lower of cost or market rule is inventory valuation guidance, any changes to the values based on the application of this standard would inherently involve estimates. Therefore, your disclosures should comply with the requirements of paragraph 33 of APB Opinion 20 and SOP 94-6. If you still do not believe that changes in inventory balances based on the application of the lower of cost or market rule are changes in estimates, please tell us how you have determined that your application of the lower of cost or market rule does not contain any estimates.

•

Finally, the amount of such charges should be disclosed in your MD&A discussion so investors can determine the components and variability of your results of operations. In this respect, to the extent that the write-downs of your inventory had a material impact on the cost of goods sold, gross profit, operating (loss) income or net loss, you should disclose the amount of the charges in your results of operations disclosure. Such disclosure of known material events is required to pursuant to SEC Release 33-8350.

1.	The Company advises the Staff that in its pending Form 20-F filing for fiscal year 2007, if the amount of inventory write-downs has a material impact on the financial statements, the Company will disclose the amount of charges in the results of operations section of the MD&A discussion and its notes to the accounts.

Revenue Recognition, page F-9

2.	We note your response to prior comment number 3. Please confirm that you will disclose how you have met the four basic revenue recognition criteria of SAB 104, including customary delivery terms, in accordance with Section II.F.3 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance published November 30, 2006.

2.	The Company advises the Staff that, as requested, in future filings, the Company will disclose how the Company has met the four basic revenue recognition criteria of SAB 104, including customary delivery terms, in accordance with Section II.F.3 of the Current Accounting and Disclosure Issues in the Division of Corporation Finance published November 30, 2006.

Note 18 – Subsequent Events, page F-22

3.	We note your response to prior comment number 4 which concludes that the amount paid by Apple to license the Zen Patent technology is appropriately classified as revenue as you intend to license intellectual property in the future. Your response further states that you are in discussions with several potential licensees but you have not signed any licensing agreements other than the agreement with Apple. Indicate the nature of these discussions and explain whether you are engaged in litigation/settlement negotiations with these potential licensees. Clarify in further detail why the licensing of your patent technology is an activity that constitutes your ongoing major or central operations. Your response should address why a transaction that has not occurred in prior years qualifies as an ongoing activity that is central to your operations. If your analysis is based on your “intent” for the licensing to be an on-going activity as indicated in your response, explain in greater detail why the “intent” would satisfy the notion of ongoing and central to your operations when the activity has yet to manifest.

3.	The Company advises the Staff that the discussions the Company had with potential licensees were to explore and consider possible licensing arrangements for the use of the Zen Patent. As at the current date, the Company is not engaged in any litigation/settlement negotiations with these potential licensees.

The Company has stated in its previous responses that the licensing of its intellectual property is intended to be an on-going activity of the Company. By taking action to actively seek to license the Zen Patent, the Company has gone beyond mere “intent”. The licensing agreement with Apple is the result of such action.

The Company acknowledges that such a licensing transaction has not occurred in prior years, and the current licensing activities have not yet resulted in any license agreement, other than the agreement with Apple. However, the Company is of the opinion that the intent of the Company, coupled with the actions taken by the Company and the first result of such actions (i.e. licensing agreement with Apple), provide an adequate basis that such licensing activities constitute an on-going activity of the Company. Accordingly, the Company believes that it is appropriate to classify the amount paid by Apple to license the Zen Patent technology as revenue.

However, in an effort to resolve the comments of the Staff including comment 4 below, for the $100 million license payment from Apple, the Company will classify the entire amount as non-operating other income in its pending Form 20-F filing for fiscal year 2007.

4.	Your response to prior comment number 5 states that no amount should be allocated to the litigation settlement element as you believe that the amount Apple agreed to pay is representative of a reasonable royalty for the licensed technology. However, your response to prior comment number 9 from your letter dated March 22, 2007 states that “the settlement was reached in connection with a number of lawsuits that had been filed by the Company against Apple.” It further states that the settlement agreement contained significant terms whereby “the Company and Apple each agreed to dismiss the respective lawsuits that it had filed against each other” and “the Company and Apple each agreed to release all claims against the other for acts arising prior to the date of settlement.” Therefore, based on the significant terms of the settlement agreement as provided in your response, the settlement agreement with Apple contains a litigation settlement element. Further, it would be difficult to consider that the ongoing litigation and the licensing of the patent technology could truly be considered mutually exclusive. In addition, since more than one element may exist in this arrangement, you are required to allocate the arrangement fee between the elements based on the fair value of each element. If you cannot determine the fair value of each of the elements of the settlement agreement, you should classify the entire bundled settlement proceeds as a non-operating other income or operating gain (i.e., assuming no assets have been acquired or liabilities incurred).

4.	While the Company does not believe any of the $100 million license payment constitutes consideration for litigation settlement, in an effort to resolve the comments of the Staff, the Company will classify the entire $100 million license payment from Apple as non-operating other income in its pending Form 20-F filing for fiscal year 2007.

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In connection with this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ng Keh Long at 65-6895-4313 or Donald M. Keller, Jr., of Orrick, Herrington & Sutcliffe LLP, the Company’s Legal Counsel, at 650-614-7609 if you have any questions or require additional information concerning the foregoing.

Yours truly,

/s/ Donald M. Keller, Jr.
Donald M. Keller, Jr.

cc.	Christopher White
Senior Staff Accountant

Ng Keh Long
Chief Financial Officer of the Company

Yee Chen Fah
Audit Engagement Partner, PwC